UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Aileron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00887A 105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00887A 105	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
2,305,383 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
2,305,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,305,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00887A 105	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
2,305,383 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
2,305,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,305,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00887A 105	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners II – Annex, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
2,305,383 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
2,305,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,305,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00887A 105	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Ventures II - Annex, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
2,305,383 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
2,305,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,305,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 00887A 105	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth L. Harrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
2,305,383 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
2,305,383 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,305,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00887A 105	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer:

Aileron Therapeutics, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

281 Albany Street, Cambridge, MA 02139.

Item 2(a).	Name of Person Filing:

Apple Tree Partners II, L.P. ("ATP II"), Apple Tree Ventures II, L.P. ("ATP II GP"), which is the sole general partner of ATP II; Apple Tree Partners II - Annex, L.P. ("ATP II Annex), Apple Tree Ventures II - Annex, LLC ("ATP II Annex GP"), which is the sole general partner of ATP II Annex, and Seth L. Harrison ("Harrison") (each, a "Reporting Person" and collectively, the "Reporting Persons."). Harrison is the sole General Partner of ATP II GP and the sole Managing Member of ATP II Annex GP.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is 230 Park Avenue, Suite 2800, New York, NY 10169.

Item 2(c).	Citizenship:

ATP II, ATP II GP and ATP II Annex are limited partnerships organized under the laws of the State of Delaware.  ATP II Annex GP is a limited liability company organized under the laws of the State of Delaware.  Harrison is a United States Citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

00887A 105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)
Amount beneficially owned:  Amount Beneficially Owned:  ATP II is the record owner of 1,649,586 shares of Common Stock (the "ATP II Shares").  As the general partner of ATP II, ATP II GP may be deemed to own beneficially the ATP II Shares.  ATP II Annex is the record owner of 655,797 shares of Common Stock (the "ATP II Annex Shares" and, together with the ATP II Shares, the "Total ATP Shares").  As the general partner of ATP II Annex, ATP II Annex GP may be deemed to own beneficially the ATP II Annex Shares.  By virtue of their relationship as affiliated entities, whose controlling entities have the same individual controlling person, each of ATP II, ATP II GP, ATP II Annex and ATP II Annex GP may be deemed to shares the power to direct the disposition and vote of the Total ATP Shares.  As the sole General Partner of ATP II GP and the sole Managing Member of ATP II Annex GP, Harrison also may be deemed to own beneficially the ATP II Shares and ATP II Annex Shares.

(b)
Percent of class:  Percent of Class: See Line 11 of the cover sheets.  In accordance with Rule 13d-1(j), the percentages relating to beneficial ownership of Common Stock are based on 14,718,787 shares of Common Stock reported by the Issuer to be outstanding as of November 9, 2017 on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 00887A 105	13G	Page 8 of 10 Pages

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:     See line 5 of the cover sheets.

(ii)   Shared power to vote or to direct the vote:     See line 6 of the cover sheets.

(iii)  Sole power to dispose or to direct the disposition:     See line 7 of the cover sheets.

(iv)  Shared power to dispose or to direct the disposition:     See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d‑1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 00887A 105	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 9, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 00887A 105	13G	Page 10 of 10 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Aileron Therapeutics, Inc.

February 9, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison